UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K ___Form 20-F ___Form 11-K
___Form 10-Q ___Form N-SAR

For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
____ BAUSCH & LOMB INCORPORATED ________________________________ Full Name of Registrant
_____Not Applicable_____________________________________________________________ Former Name if Applicable
____One Bausch & Lomb Place__________________________________________ Address of Principal Executive Office (Street and Number)
____Rochester, New York 14604__________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported in news releases dated October 26 and December 22, 2005, the Audit Committee of the Board of Directors of Bausch & Lomb Incorporated (the “Company”) commenced in September 2005 an independent investigation into allegations of misconduct by the management of the Company’s Brazilian subsidiary, BL Industria Otica, Ltda. (“BLIO”), which had been reported to the Company’s senior management by a BLIO employee pursuant to the Company’s established compliance program.

On December 22, 2005, the Board of Directors, on recommendation of the Audit Committee and management, concluded that the Company should restate its financial results for the fiscal years ended 2001, 2002, 2003, 2004, as well as the first and second quarters of 2005 in order to account properly for the impact of the BLIO tax matters identified in connection with the investigation.

In addition, as reported in the December 22 release, in late November 2005, following employee reports regarding possibly improper sales practices in the Company’s Korean subsidiary (Bausch & Lomb Korea Co. Ltd. (“BL Korea”)), the Audit Committee commenced an independent investigation into revenue recognition practices in the Korean subsidiary.

While the Audit Committee’s independent investigation of BL Korea is ongoing, the investigation has found evidence that from 2002 to 2005, BL Korea engaged in improper vision care-related sales practices in violation of Company policies, including, at various times, granting customers improper rights to return product, facilitating product exchanges between customers without properly accounting for such exchanges, failing to properly process product returns and granting excessive credit. The Company has preliminarily determined that, pursuant to generally accepted accounting principles, all BL Korea vision care transactions for this period should be recorded under consignment accounting rules which only recognize revenue upon payment to BL Korea by the customer. Accordingly, the Company currently expects that its previously reported, expected restatement of prior-period financial statements under generally accepted accounting principles will also include revenue recognition adjustments for vision care sales in Korea from 2002 to 2005 using consignment sales accounting. While work with respect to these adjustments has not been finalized, the Company currently estimates the unaudited impact of the change to consignment accounting would be to reduce the Company’s previously reported net sales for the first and second quarters of 2005 by a cumulative total of approximately $1.4 million and to reduce the previously reported net sales for the period 2002-2004 by a cumulative total of approximately $7.9 million. There can be no assurance that the final adjustments will not differ, including materially, from these estimated amounts.

The Audit Committee’s BLIO investigation is now complete and the results of the BLIO investigation and an update with respect to the Korea investigation have been reported to the SEC which had previously commenced an informal inquiry.

In light of the investigations of the Company’s Brazil and Korea subsidiaries, the Company undertook expanded year-end procedures focused on, among other things, revenue recognition practices at certain other foreign subsidiaries. As a result of these procedures, the Company currently expects that its previously reported, expected restatement of prior-period financial statements under generally accepted accounting principles will also include additional adjustments relating to revenue recognition for refractive laser sales in certain foreign subsidiaries and for certain vision care transactions with a single distributor in Thailand. While work with respect to these adjustments has not been finalized, the Company currently estimates the unaudited impact of these adjustments would be to reduce the Company’s previously reported net sales for the first and second quarters of 2005 by a cumulative total of approximately $1.4 million and to reduce the previously reported net sales for the period 2003-2004 by a cumulative total of approximately $1.9 million. There can be no assurance that the final adjustments will not differ, including materially, from these estimated amounts.

Also as part of this process, the Company is reviewing revenue recognition issues relating to transactions with two large distributors in Japan, the distributor network in India and certain transactions with a single distributor in the United States, some or all of which may result in additional adjustments to certain of the prior period financial statements covered by the restatement. In addition, the Company has undertaken expanded procedures with respect to assessing deferred income tax balance sheet accounts, which the Company currently expects will result in additional adjustments to prior period financial statements covered by the expected restatement. Work with respect to this matter is continuing.

As previously disclosed on December 22, 2005, the Company has reviewed other unrelated accounting entries made in the periods covered by the expected restatement and determined that certain entries, in light of the expected restatement, are now required to be recorded in the prior periods to which they relate. Work with respect to these matters also is continuing.

The Company is required to delay the filing of its Annual Report on Form 10-K, which was due on March 16, 2006, in order to allow for finalization of the above-described estimate adjustments, completion of the expanded procedures and completion of the Company’s analyses with respect to adjustments to be made in connection with the previously reported, expected restatement.

In addition, the Company has not completed its required assessment of the Company’s internal control over financial reporting and the control deficiencies identified to date in 2005, as described in the December 22, 2005 release. As noted in the December 22, 2005 release, the Company’s previous conclusion as of December 25, 2004 - which was based on the procedures then performed and the information then known to it - that its internal control over financial reporting was effective should no longer be relied upon. In light of the matters described above, the Company’s management currently expects ultimately to identify additional control deficiencies as being material weaknesses at December 31, 2005. The Company will conclude its analyses and report its findings in this regard when it files its Annual Report on Form 10-K for the period ended December 31, 2005.

The Company does not expect to be able to file its Form 10-K by the end of the fifteen day extension period provided by Rule 12b-25(b)(2)(ii). The Company currently expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 on or before April 30, 2006.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel (Name)	585 (Area Code)	338-6409 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). __ Yes _X_ No

Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes ___No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the ongoing work as described above in Part III, the Company cannot at this time provide a reasonable estimate of fiscal year 2005 results.

Bausch & Lomb Incorporated

_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006     By /s/ Stephen C. McCluski
               Stephen C. McCluski
               Senior Vice President
                    and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).